MUSCLE MAKER, INC.

308 East Renfro Street, Suite 101

Burleson, Texas 76028

(682) 708-8250

December 13, 2019

Via Edgar

Scott Anderegg, Staff Attorney

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	Muscle Maker, Inc.
Registration Statement on Form S-1
Filed November 26, 2019
File No. 333-235283
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 15, 2019
CIK No. 0001701756

Dear Mr. Anderegg:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated December 9, 2019 (the “Comment Letter”) relating to the Registration Statement on Form S-1 filed November 15, 2019 (the “Registration Statement”) of Muscle Maker Inc. (the “Company”).

For the Staff’s convenience, the Staffs comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Form S-1 filed November 26, 2019

Management’s Discussion and Analysis, page 39

1. We note your response to prior comment 3. However, we do not see quantified comparable restaurant sales and growth figures for historical periods disclosed, even if in the negative percentage range. Please revise to provide this disclosure so that readers can appreciate the direction in which this metric is headed and why or advise us why you believe this disclosure is not material to investors.

Response

We have revised to remove the discussion pertaining to the projected 2% comparable same store sales increases. Further, we have included disclosure providing historical comparable restaurant sales including a 8% negative same store sales in 2018 and 12% year to date negative same store sales in 2019.

Consolidated Results of Operations, page 41

2. You refer to your anticipated “2% comparable same store sales increase year-over-year” derived from your future financial projection model. Without understanding the assumptions that underlie this reference, it is inappropriate for you to project this amount. Either revise your prospectus to provide the assumptions that underlie this percentage or revise to remove it. Refer to Item 10(b) of Regulation S-K.

Response

We have removed the disclosure pertaining to the 2% comparable same store sales increase.

Summary Compensation Table, page 69

3. We note your response to prior comment 7. We are having trouble reconciling the narrative information you provide in footnote (3) to the Summary Compensation Table with the values reflected in the table itself. Please revise or advise. We also note your description of Rodney C. Silva’s stock awards on page 73. Please revise to explain how you arrived at the amounts you granted.

Response

We have revised footnote 3 to the Summary Compensation Table to provide further clarification.

Interim September 30, 2019 Financial Statements

Condensed Consolidated Balance Sheets, page F-1

4. We note that the December 31, 2018 balance sheet presented with your September 30, 2019 interim financial statements on page F-1 does not agree with December 31, 2018 balance sheet presented with your annual financial statements on page F-30. Please revise as appropriate.

Response

We have revised the financial statements to provide that the balance sheets on page F-1 and F-20 agree.

General

5. We note your response to comment 10 and your expectation that the 15% Senior Secured Convertible Promissory Notes and 12% Secured Convertible Promissory Notes are being renegotiated and are expected to be fully converted prior to the offering. Please ensure you revise both prospectuses to reflect the terms of the renegotiation. As a related matter, please tell us why the “Number of Shares of Common Stock” column entry for Secured and Collateralized Lending, LLC doesn’t reflect a higher number of shares, as suggested by footnote (1) or revise.

Response

We have entered into Conversion Agreements with the holders of our convertible promissory notes, which have been converted into shares of common stock. We have revised the Registration Statement throughout including the Selling Stockholder Table.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Sincerely,

Ferdinand Groenewald, CFO

cc:	Stephen M. Fleming, Esq.